EXHIBIT 99.2

FOR IMMEDIATE RELEASE

Magal Security Systems Ltd. ("Magal S3") to Release Third Quarter 2017 Results on Thursday, November 16, 2017

YEHUD, ISRAEL, November 13, 2017 -- Magal S3 (NASDAQ GMS: MAGS) today announced that it intends to publish its third quarter 2017 results on Thursday, November 16, 2017 before the market open.

The Company will hold an investors’ conference call on the same day, at 10am Eastern Time.

Investors’ Conference Call Information:

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
Israel Dial-in Number: 03 918 0609
UK Dial-in Number: 0 800 917 5108
International Dial-in Number:  +972 3 918 0609
at:
10m Eastern Time; 7am Pacific Time; 3pm UK Time; 5pm Israel Time

A replay link of the call will be available from the day after the call on www.magal-s3.com.

About Magal S3

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) Security solutions.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972-3-539-1421 E-mail: ElishevaA@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Gavriel Frohwein / Ehud Helft Tel: (US) +1 646 688 3559 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com